Filed by Wachovia Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: SouthTrust Corporation
Commission File No.: 333-117283

Date: July 26, 2004

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to each of Wachovia Corporation, SouthTrust Corporation and the combined company following the proposed merger between Wachovia and SouthTrust, as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and the accretion or dilution to reported earnings that may be realized from the merger, (ii) statements relating to the benefits of the retail securities brokerage combination transaction between Wachovia and Prudential Financial, Inc. completed on July 1, 2003, including future financial and operating results, cost savings, enhanced revenues and the accretion of reported earnings that may be realized from the brokerage transaction, (iii) statements regarding certain of Wachovia’s and/or SouthTrust’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s or SouthTrust’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and SouthTrust in connection with the merger or the businesses of Wachovia and Prudential in the brokerage transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger or the brokerage transaction may not be fully realized or realized within the expected time frame; (3) revenues following the merger or the brokerage transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger or the brokerage transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of Wachovia’s or SouthTrust’s shareholders to approve the merger; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or SouthTrust conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or SouthTrust’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) inflation, interest rate, market and monetary fluctuations; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and SouthTrust’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and SouthTrust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed merger or other matters and attributable to Wachovia or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and SouthTrust do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed merger will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and, on July 9, 2004, Wachovia filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of Wachovia and SouthTrust and other relevant documents concerning the proposed merger. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia—Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the proposed merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

The following materials are being used by Wachovia in presentations to investors, analysts and others.

Wachovia Corporation

SouthTrust Integration

New York July 26, 2004

Bob Kelly, CFO

In summary

Strengthens competitive positioning in fast growing Southeast Provides additional scale and growth opportunities to General Bank Expense efficiencies reasonable and achievable Low-risk integration

Page 1 – #3694 SouthTrust Integration

General Bank

Leveraging proven success

Segment Earnings*

751

+41%

534

582

646

1Q02 2Q02 2Q03 2Q04

*Represents net income in the General Bank as reported on a segment basis.

Customer Satisfaction Scores*

Goal: 6.32 – 6.40

6.35 6.38

6.49 6.54 6.57 6.57

4Q01 2Q02 4Q02 2Q03 4Q03 2Q04

*Data is from independent studies conducted with customers who transact in our Financial Centers. Scores prior to 1Q02 for legacy First Union only. Scale of 1–7.

Cash Overhead Efficiency Ratio*

-544bps

56% 55%

54%

51%

1Q02 2Q02 2Q03 2Q04

*Total noninterest expense as reported on a segment basis, excluding intangible amortization expense, divided by the sum of net interest income, including the tax-equivalent adjustment, and fee and other income as reported on a segment basis.

New/Lost Ratio* Goal >= 1.0

1.38

1.02

1.10

1.08

1.11

1.28

1Q02 2Q02 4Q02 2Q03 4Q03 2Q04

*Retail, Small Business and Business Banking core relationships gained divided by core relationships lost. Core relationships exclude single service credit card, mortgage and trust households and out of footprint households.

Page 2 – #3694 SouthTrust Integration

Retail & Small Business

Leveraging proven success

Revenue per Financial Center

($ in thousands)

+28%

$743 $581 $606 $648 $691 $687

1Q02 2Q02 4Q02 2Q03 4Q03 2Q04

Revenue per FTE

+21%

$57 $47 $48 $51 $50 $54

1Q02 2Q02 4Q02 2Q03 4Q03 2Q04

Page 3 – #3694 SouthTrust Integration

Retail & Small Business
Opportunity to further leverage the sales culture

Branch revenue lift estimated at $175 million/year


Average SouthTrust branch production
as a % of an average Wachovia branch*
22%
37%
48%
53%
100%
Consumer Loans
Investment Sales
Retail Checking
Small Business Loans
Goal

**Branch production estimates as of 1Q04.*

Page 4 – #3694 SouthTrust Integration

WACHOVIA

Retail & Small Business

Leveraging the sales culture

Legacy WB branch production as a % of a legacy FTU branch

Loan Production

25%

52%

63%

100%

3Q01 2Q03 2Q04 Goal

Conversions & Rebranding Completed

Investment Production

0%

59%

73%

100%

3Q01 2Q03 2Q04 Goal

Conversions & Rebranding Completed

Page 5 – #3694 SouthTrust Integration

Proven integration capabilities

Delivering on goals stated in WB/FTU Investor Presentation*

Cash EPS Results versus Estimates

$3.67 $3.60 $4.11 $4.10

Announced Actual

2003

Announced

First Call Est.

2004E

Position Reductions

Stated Goal: 7,000 position reductions

7,000

7,000

Announced

Actual

One-Time Charges

Stated Goal: $1,515 million $1,515

Announced $1,315

Expected

*Projected goals at merger announcement on April 16, 2001 compared to expectations on June 21, 2004.

Note: Cash earnings for 2003 exclude merger-related and restructuring expenses, identified intangible amortization. One-time charges increased due to hostile takeover fight costs.

Page 6 – #3694 SouthTrust Integration

Efficiencies comparable to Wachovia/First Union

Similar Branch Overlap

Wachovia/ First Union

Wachovia/ SouthTrust

195

325

200

281

1/2 mi

1 mi

1/2 mi

1 mi

Similar Position Reductions

Wachovia/ First Union

Wachovia/ SouthTrust

7,000

34%

4,300

34%

Percentages above reflect position reductions as a        % of the merger partner’s pre-merger FTEs.

Page 7 – #3694 SouthTrust Integration

Expense efficiencies comparable to Wachovia/First Union

Similar Expense Efficiencies

($ in millions)

Wachovia/ First Union $890

38%

Wachovia/ SouthTrust $414

36%

Personnel savings are 64% of expense efficiencies Occupancy

– Approximately 2 million square feet of space to be vacated at an average cost of $24 per square ft.

Other

– Largely driven by vendor and professional services

Percentages above reflect expense efficiencies as a % of the merger partner’s pre-merger non-interest expense.

Page 8 – #3694 SouthTrust Integration

Delivering on our acquisition promise

Historical compound annual growth rate

1Q01 – 2Q04 EPS* CAGR = 15%

Top 20 Bank Median** = 9% Top Quartile Bank** = 13%

+15% CAGR

$0.62 $0.66 $0.27 $0.58 $0.66 $0.68 $0.71 $0.72 $0.79 $0.81 $0.88 $0.88 $0.98 $0.98

1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04

*Historical WB data based on reported EPS excluding merger-related and restructuring charges. See page 11 for a reconciliation to reported GAAP EPS. **Based on First Call consensus operating earnings per share.

Page 9 – #3694 SouthTrust Integration

Expected compound annual growth rate

Wachovia vs. peers

2002 – 2005 EPS* CAGR = 14%

Top 20 Bank Median = 10% Top Quartile Bank = 12%

$2.77 $3.36 $3.89 $4.15 $4.69 $5.22

2002 2003 2004E 2005E 2006E 2007E

EPS excluding SOTR

EPS including SOTR

*2002 and 2003 historical WB results based on reported EPS excluding merger-related and restructuring charges of $0.17per share in 2002 and $0.18 in 2003. 2004-2007 estimates excluding SOTR based on First Call consensus earnings per share estimates and First Call consensus 5-year operating EPS growth expectations on June 18, 2004. EPS estimates Including SOTR for 2004-2007 include expected dilution to consensus estimates excluding SOTR of $0.03 per share in 2004, $0.15 in 2005 and $0.04 in 2006, and accretion relative to consensus estimates excluding SOTR of $0.02 in 2007. Refer to our Form 8-K on June 21, 2004 for further details.

Page 10 – #3694 SouthTrust Integration

Non-GAAP Financial Measures

In addition to the results of operations presented in accordance with generally accepted accounting principles (GAAP), our management uses, and this Presentation contains, certain non-GAAP financial measures, such as diluted earnings per common share excluding merger-related and restructuring expenses.We believe this non-GAAP financial measure provides information useful to investors in understanding our underlying operational performance, our business and performance trends, and facilitates comparisons with the performance of others in the financial services industry.

Specifically, we believe that the exclusion of merger-related and restructuring expenses permits evaluation and a comparison of results for ongoing business operations, and it is on this basis that our management internally assesses our performance. Those non-operating items also are excluded from our segment measures used internally to evaluate segment performance in accordance with GAAP because management does not consider them particularly relevant or useful in evaluating the operating performance of our business segments.

Although we believe that the above mentioned non-GAAP financial measures enhance investors’ understanding of our business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. The reconciliation of these non-GAAP financial measures from GAAP to non-GAAP is presented below. Investors are encouraged to refer to Wachovia’s results presented in accordance with GAAP, which are found in Wachovia’s filings with the SEC, including Wachovia’s Form 8-K dated July 15, 2004.

RECONCILIATION OF CERTAIN NON-GAAP FINANCIAL MEASURES

($ in millions, except per share data) 1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04

INCOME BEFORE CHANGE IN ACCOUNTING PRINCIPLE

Income before change in accounting principle (GAAP) $ 584 $ 633 $ (334) $ 736 $ 913 $ 855 $ 916 $ 895 $ 1,027 $ 1,032 $ 1,088 $ 1,100 $ 1,251 $ 1,252

After tax merger-related and restructuring expenses (GAAP) 26 16 632 63 (5) 89 67 92 40 60 83 75 48 47

Income before change in accounting principle, excluding $ 610 $ 649 $ 298 $ 799 $ 908 $ 944 $ 983 $ 987 $ 1,067 $ 1,092 $ 1,171 $ 1,175 $ 1,299 $ 1,299

merger-related and restructuring expenses

Diluted earnings per common share (GAAP) $ 0.59 $ 0.64 $ (0.31) $ 0.54 $ 0.66 $ 0.62 $ 0.66 $ 0.66 $ 0.76 $ 0.77 $ 0.83 $ 0.83 $ 0.94 $ 0.95

Merger-related and restructuring expenses (GAAP) 0.03 0.02 0.58 0.04 - 0.06 0.05 0.06 0.03 0.04 0.05 0.05 0.04 0.03

Diluted earnings per common share (Operating basis) $ 0.62 $ 0.66 $ 0.27 $ 0.58 $ 0.66 $ 0.68 $ 0.71 $ 0.72 $ 0.79 $ 0.81 $ 0.88 $ 0.88 $ 0.98 $ 0.98

Page 11 – #3694 SouthTrust Integration

Cautionary statement

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the merger between Wachovia Corporation and SouthTrust Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to Wachovia’s and SouthTrust’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets” and similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s and SouthTrust’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and SouthTrust will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule and without greater divestitures than anticipated; (6) the failure of Wachovia’s and/or SouthTrust’s shareholders to approve the merger; (7) enforcement actions by governmental agencies that are not currently anticipated; (8) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (9) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (10) changes in the U.S. and foreign legal and regulatory framework; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s capital markets and asset management activities. Additional factors that could cause Wachovia’s and SouthTrust’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and SouthTrust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to Wachovia or SouthTrust or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Wachovia and SouthTrust do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Page 12 – #3694 SouthTrust Integration

Additional information

The proposed merger between Wachovia Corporation and SouthTrust Corporation will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and on July 9, 2004, Wachovia filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described above.

Page 13 – #3694 SouthTrust Integration

Wachovia Corporation

SouthTrust Integration Overview

New York July 26, 2004

David Carroll,

Co-Head of Integration

Merger integration

Objective: delivering predictable outcome

Disciplined, deliberate and methodical process as in Wachovia Bank and Prudential integrations we believe will allow us to Meet or exceed efficiency targets, merger one-time charges and the integration timeline Have no negative impact on revenue generation Have no negative impact to customer service levels across all channels, businesses, markets and products

Page 1 – #3694 SouthTrust Integration

Merger integration

Confidence in 7 quarter integration timeline

SouthTrust’s business mix — fewer diverse businesses and systems to convert Significant number of common technology systems No physical overlap in 33% of SouthTrust’s network Conversions affect 55% fewer accounts and allow for 2 regional conversions compared to 4 for WB/FTU Processes, procedures and lessons learned from WB/FTU integration formally captured and deliberately in use with SouthTrust integration

Page 2 – #3694 SouthTrust Integration

Senior SouthTrust management to be integrated into key General Bank positions*


Head of General Banking Group
Ben Jenkins
State and Regional Banking Leadership
Segment Leadership
Northern Banking Group Head
Reggie Davis
Southern Banking Group Head
Tom Coley
Real Estate, Financial Services
Glenn Eubanks
Atlantic
Mike Slocum
Georgia
Bill Linginfelter
Penn/Del
Hugh Long
Florida
Bob Helms
Mid-Atlantic
Jim Cherry
Alabama, Mississippi, NW Florida, Tennessee
Ronald DeVane
Carolinas
Walter McDowell
Texas
Guy Bodine
Southern Banking Support
HR – Chuck Whitfield
Finance – Al Yother

*Following merger consummation.

Page 3 – #3694 SouthTrust Integration

WACHOVIA

Merger project office organization*
Clear role definition and objectives


Operating Committee
Strategic Planning/ Profit Enhancement
Shannon McFayden/Peter Sidebottom/Karen Makowski
Merger Executives
David Carroll/ Frank Schmidt
Project Office
Steve Boehm/ Lachelle Koon
Priorities
Direction
Decisions
Transition
Conversion
Finance
Communications
Risk Management
Enterprise Focus Areas
Approval
Execution
Monitoring
Progress Tracking
Business and Staff Unit Transition Managers
Conversion Task Force Leaders
Marketing
Real Estate
HR
Customer Experience
Training
Legal
Customer Segmentation
Audit
Community Development
Selection
Policy

***Following merger consummation.**

Page 4 – #3694 SouthTrust Integration

WACHOVIA

Complexity of conversions are not comparable with Wachovia/First Union

Number of system applications requiring conversion



Wachovia/ First Union
1,100
Wachovia/ SouthTrust
600

- 45% fewer systems to convert
  - 33% of SouthTrust's systems will not require conversion
- 40% of SouthTrust's core systems overlap with Wachovia's
  - Commercial Loans
  - Teller
  - ATM
  - Personal Trust
  - Financial Forecasting and Budgeting
- Existing excess system capacity allows less system build out/ fewer expenditures

Page 5 – #3694 SouthTrust Integration

WACHOVIA

Complexity of conversions are not comparable with Wachovia/First Union

Number of accounts requiring conversion

(in millions)

Wachovia/ First Union

Wachovia/ SouthTrust

5.2

2.3

55% fewer accounts to convert

Transaction volumes as a        % of legacy company

Wachovia/ First Union

Wachovia/ SouthTrust

40%

10%

Lower transaction volumes as a        % of acquiring company will result in minimal needs for capacity expansion

Page 6 – #3694 SouthTrust Integration

Complexity of conversions are not comparable with Wachovia/First Union

Number of regional conversions


Wachovia/
First Union
4
Wachovia/
SouthTrust
2

50% fewer regional conversions

Number of accounts requiring conversion

(Customer impact in largest regional conversions)
(in millions)


Wachovia/
First Union
Region 3: Carolinas
2.3
Wachovia/
SouthTrust
Region 1:
FL, GA, NC, SC, VA
1.5

Largest multi-state conversion smaller than the WB Carolinas

Page 7 – #3694 SouthTrust Integration

WACHOVIA

Integration risk management process

8,500 hours of planning completed to date

Merger project office creation

Key talent identification and talent selection process Business unit reviews Coordinated internal and external communications team Re-due diligence Project/Milestone analysis and project approval and tracking Product mapping Business continuity planning Coordinated internal and external communications team Integrated project scheduling and prioritization in concert with non-merger project schedule Systems testing Conversion planning Readiness assessments Change/implementation management Command center

Page 8 – #3694 SouthTrust Integration

Status Completed Completed Completed Completed In progress

Integration timeline

	Quarter 1	Quarter 2	Quarter 3	Quarter 4
2004		Merger Announced Market Leaders Announced	Merger and Regulatory Applications Filed Divestiture Agreement Detailed Planning *SouthTrust/FloridaFirst conversion* All system and product mapping complete	Regulatory Approval Shareholder Vote Merger Consummation Bank Legal Entity Merger
2005	**Conversions Complete:** *Common internet site* *HR/Payroll/Benefits* *Accounts Payable* *Fixed Assets* *Purchasing* Common Product Rollout	**Conversions Complete:** *Capital Markets* *Brokerage* *Consumer Loans* *Commercial Loans* *Region # 1 – Deposits* **New branding:** Region # 1	**Conversions Complete:** Online Banking and Bill Payment	ATM/Check Cards Reissued **Conversions Complete:** Region #2 - *Deposits* **Consolidations Complete:** *Data Centers*
2006	**Conversion Complete:** *Mortgage* **Rebranding Complete** **Integration Complete**			

Page 9 – #3694 SouthTrust Integration

WACHOVIA

Cautionary statement

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the merger between Wachovia Corporation and SouthTrust Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to Wachovia’s and SouthTrust’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets” and similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s and SouthTrust’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and SouthTrust will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule and without greater divestitures than anticipated; (6) the failure of Wachovia’s and/or SouthTrust’s shareholders to approve the merger; (7) enforcement actions by governmental agencies that are not currently anticipated; (8) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (9) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (10) changes in the U.S. and foreign legal and regulatory framework; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s capital markets and asset management activities. Additional factors that could cause Wachovia’s and SouthTrust’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and SouthTrust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to Wachovia or SouthTrust or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Wachovia and SouthTrust do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

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Additional information

The proposed merger between Wachovia Corporation and SouthTrust Corporation will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and on July 9, 2004, Wachovia filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described above.

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